UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-14331
Interstate Hotels & Resorts, Inc.
(Exact name of Registrant as specified in its charter)
4501 North Fairfax Drive
Suite 500
Arlington, Virginia 22203
Telephone: (703) 387-3100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)
N/A
(Title of all other classes of securities for which a duty to file reports remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Interstate Hotels & Resorts, Inc. has duly caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

Interstate Hotels & Resorts, Inc.
Date: March 29, 2010	By:	/s/ Christopher L. Bennett
Christopher L. Bennett
Executive Vice President, Secretary and General Counsel